ARCTIC OCEAN
LEGEND
Alexco properties
Territorial capital
Other populated places
International boundary
Territorial boundary
N
Herschel Island
Old Crow
Porcupine River
Arctic Circle
ALASKA
Peel River
100 km
0
100
200
300 km
SCALE
YUKON
NWT
Flauve
BREWERY CREEK
Dawson City
KENO HILL
Keno
MCQUESTEN
Mayo
USA
ALASKA
NORTHWEST TERRITORIES
Beaver Creek
Yukon River
Pelly Crossing
Pelly River
HARLAN
Carmacks
Faro
Ross River
SPROGGE
Mount Logan
Haines Junction
Lake Laberge
Whitehorse
Liard River
Carcross
Teslin
Watson Lake
BRITISH COLUMBIA
CANADA

INVESTOR HIGHLIGHTS

Alexco Resource Corp. is a precious metals exploration company with a silver focus and a growing environmental services business.

After completing an initial public offering in January 2006 on the TSX, Alexco has successfully established itself on two fronts. The Company and its wholly-owned subsidiaries, Elsa Reclamation & Development Company Ltd. and Access Mining Consultants Ltd., provide mine-related environmental, reclamation and mine closure services to both government and industry clients. Alexco also conducts exploration programs at abandoned mine sites and elsewhere, with NovaGold Resources Inc. providing its leading-edge exploration services to the Company. Alexco’s primary exploration objective for the short term is to unlock value at the silver-rich Keno Hill property located in the Yukon Territory, Canada.

Investment Considerations

•	Significant exploration potential at Keno Hill, historically one of the world’s highest-grade silver districts
•	Gold-related exploration opportunities in the Yukon Territory, including the Brewery Creek and Harlan properties
•	Highly experienced and successful management team and Board of Directors
•	Business model generates cash flow today through environmental consulting and reclamation services, and upside future potential through exploration
•	Growing annual revenue from consulting and contracting services
•	As at September 30, 2006:
~ 28.4 million shares outstanding
~ 36% of stock held by individuals and companies that strongly support Alexco’s business model
~ Cash: C$9.5 million

ALEXCO SHARE PRICE VS SILVER PRICE:
% CHANGE SINCE C$1.50 IPO ON JANUARY 26, 2006

ALEXCO ANNUAL REPORT 2006	PAGE 1

PRESIDENT’S MESSAGE TO SHAREHOLDERS

Clynton R. Nauman

This first Alexco annual report to shareholders is a milestone in the development of our small but growing company. At the time of writing, it is barely nine months since Alexco completed its initial public offering on the Toronto Stock Exchange. Alexco was full-board listed on the TSX due to the advanced stage of its mineral property holdings. Since then the Company has proven itself a skilled and successful operator in the field of mineral exploration, while generating significant cash flow through its mine-related environmental and permitting services to both the industry and government.

Alexco’s expertise in managing risk and unlocking value is nowhere more evident than at the United Keno Hill Mines (“Keno Hill”) property in the Yukon Territory. This large property, an orphaned and abandoned mine site comprising more than 30 historic silver-lead-zinc producing mines, is both a liability on the Federal Government’s books and an unprecedented exploration opportunity. Since January 2006, Alexco completed negotiations with the Federal Government of Canada and the Yukon Territory Government to purchase the Keno Hill property, assumed responsibility for environmental care and maintenance of the district through its cash-generating environmental services branch and initiated a systematic exploration program to unlock value in this important silver district.

Historically exploited high-grade silver veins in the Keno Hill Mining District cover an area of approximately 230 square kilometers. Historical records indicate that approximately 4.9 million tonnes of ore containing more than 40 ounces per tonne of silver together with 5.6% lead and 3.1% zinc were mined in the district between the early 1920s and 1989, producing more than 215 million ounces of silver. Alexco’s 2006 exploration objective at Keno Hill was to systematically test selected silver targets in the district to both identify potentially important resources based on historical data and understand the style and variation in mineralization across the district. Work to date indicates that the historical view of Keno Hill as an entirely vein-related silver system is important, but some parts of the district clearly demonstrate a broader disseminated mineralized character.

While busy with its exploration goals at Keno Hill, Brewery Creek and other properties, Alexco has also accomplished many milestones with its services operations. Initial revenues of C$500,000 for the first full year of operation and margins of 38% provide a solid start to this very active and profitable side of the business. To help meet client demand and add expertise in mine-related environmental and permitting services, Alexco acquired the Yukon-based Access Consulting Group in June 2006. This acquisition provided the Company with a skilled and profitable consulting and services group that is well-established and respected in the north.

As a newly listed company, Alexco’s key focus is to build shareholder value. The Company identifies and advances projects few other companies can envision, and unlocks value in the projects it selects. While not risk averse, Alexco takes a measured and structured approach to managing technical, operations and financial risk. Performance-based objectives drive the Company. On the services side of the business, Alexco endeavors to exceed client expectations and share in the benefits of the success achieved for clients. On the exploration side of the business, Alexco’s short-term goal is to find more “Keno-type” projects to broaden the Company’s asset base and improve its ability to build resources, while enjoying any remediation-related cash flow provided from such opportunities.

PAGE 2	ALEXCO ANNUAL REPORT 2006

One of the challenges in starting a new company is identifying like-minded investors who share a vision and a mutual interest in building shareholder value around a business plan—in Alexco’s case, around a rather unique business plan. NovaGold Resources Inc., arguably the best exploration group in North America today, has recognized Alexco’s inherent value and maintains a 19% equity interest in the Company while also providing its seasoned exploration team (on a contractual basis) to execute Alexco’s exploration programs.

Expanding the Company and shareholder value is Alexco’s primary objective for 2007. The Company has a number of milestones identified to achieve this goal.

  Identify and outline a 20+ million ounce “single mine” silver resource at Keno Hill that will provide a short-term production opportunity
  Continue the district-wide evaluation of silver mineralization at Keno Hill
  Maintain a strong financial position with no debt
  Obtain institutional sponsorship of equity
  Continue to build the Company’s remediation business, focusing on properties with exploration potential
  Generate C$1 million in annual remediation revenues
  Continue to work closely with NovaGold for exploration services
  Increase staffing levels to ensure the needs of existing clients are exceeded, and to allow the Company to take on new clients and projects

Given the successes of 2006, I am confident we will achieve our 2007 goals, and more. The achievements of 2006 are the result of an exceptional team of employees and investors working together to create a vibrant, flourishing organization. I want to thank our employees, who have weathered the challenges of a start-up business and come up smiling. Alexco’s values of employee safety, environmental excellence and community commitment are nowhere better exemplified than through the achievements of our employees, who continue to excel in all aspects of the business.

Finally, I want to thank you, the shareholder, for your continued support and interest in our growing enterprise. Next year will be Alexco’s first full year of operation, and I look forward to reporting back with great results from all areas of the Company.

Clynton R. Nauman
President, Chief Executive Officer & Director
Alexco Resource Corp.

ALEXCO ANNUAL REPORT 2006	PAGE 3

Brad Thrall, COO and Clynton Nauman, CEO

ALEXCO RESOURCE CORP.

In March 2005, Alexco Resource Corp. recognized an opportunity to fill a niche market in the mining industry. Once a booming business in western Canada and Alaska, the mining industry was hit hard when metals prices plummeted in the 1990s. Many companies were forced into bankruptcy, abandoning their mining operations and leaving behind both environmental damage and unexploited resources. Also left were bonds paid to the Federal Government to guarantee environmental remediation of mine sites and mine closure.

With rising metals prices in 2003, Alexco recognized a two-fold opportunity at these abandoned mine sites: fulfilling much-needed closure and environmental reclamation work on a for-profit basis, and exploring the potential for significant mining opportunities with higher metals prices and new technology. With the support of internationally recognized mining and financial firms, Alexco was formed to take advantage of these unique opportunities. Alexco’s business model, encompassing both exploration and for-profit mine reclamation, environmental remediation and mine permitting services, gives the Company access to exceptional opportunities where few other companies can compete.

It has certainly been a successful
venture. Alexco has grown from
a fledgling company in 2005 to a
TSX-listed company in 2006, with a
profitable and growing environmental
business and significant exploration
potential at a number of highly
prospective properties, most notably
the Keno Hill Mining District.

To further solidify its place in the market, Alexco acquired Access Consulting Group, a privately owned mid-tier environmental consulting firm headquartered in Whitehorse, Yukon Territory. The addition of Access Consulting Group in June 2006 has allowed Alexco to strengthen and broaden its client service expertise in the environmental, permitting, regulatory and reclamation disciplines while adding highly qualified and successful industry leaders to Alexco’s senior management team.

The addition of Access Consulting Group also strengthened Alexco’s ties to northern communities. The Company recognizes that success requires broad community support and strong, mutually beneficial relationships. To this end, Alexco is working with the Nacho Nyak Dun First Nation (“NND”), their First Nation partner at the Keno Hill property, to draft a partnership agreement. The agreement will outline Alexco’s socioeconomic and environmental responsibilities relating to the NND, and ensure the NND continue to participate in and benefit from the Keno Hill project.

Corporate Strategy

ALEXCO’S CORPORATE STRATEGY aims to identify and enhance value at its primary exploration properties, leverage the Company’s exposure to silver at Keno Hill and continue to develop and improve profitability from its services business. Using expertise from its mine site remediation business, Alexco has positioned itself to take advantage of opportunities in the resource industry by identifying properties with manageable remediation work and well understood regulatory risk that also host considerable exploration potential. Alexco strives to be the top contender in this field, and will continue to forge business alliances to ensure the Company remains a technical and competitive leader.

ALEXCO’S OPERATING STRATEGY includes a commitment to employee health and safety, a commitment to restoring and sustaining the environment in which it works and an assurance of social responsibility to the communities in which it operates. Only by operating to the highest ethical standards and fulfilling its social and environmental commitments can Alexco strategically position itself to expand its client base and acquire new opportunities on a preferred supplier basis.

ALEXCO’S FINANCIAL STRATEGY is to maintain a strong balance sheet and capital structure, grow the Company’s industry services business and continually focus on maximizing shareholder value.

ALEXCO ANNUAL REPORT 2006	PAGE 4/5

Reclamation, Closure & Environmental Services

Alexco’s environmental and reclamation services generated over C$500,000 in revenues during fiscal 2006, with a margin of 38%. With this consistent and growing source of revenue, Alexco will continue to build the Company through strategic acquisitions while funding ongoing exploration projects with the potential to generate significant long-term returns as projects advance toward production.

Reclamation and closure services are a key component of Alexco’s business model, and include preparation, permitting and execution of mine reclamation and closure plans. Alexco’s expertise in environmental and technical management allows the Company to better manage risk at remediation and development projects, and provides a competitive advantage on property and business development opportunities that fit the Company’s business model. In addition to reclamation work, the Company also provides a number of environmental and technical support services to the mining industry. During 2006, Alexco provided a variety of services to organizations ranging from junior exploration and development companies to major global mining firms.

The Company’s senior management team has been recognized for its award-winning reclamation and closure performance at the Brewery Creek mine, which received the Department of Indian Affairs and Northern Development Robert E. Leckie Award for Outstanding Reclamation Practices in both 1999 and 2002. In 2003, industry and government representatives praised the work completed at Brewery Creek for leadership and innovation in mine reclamation technology.

PAGE 6	ALEXCO ANNUAL REPORT 2006

Norm Savoie manning a Keno Hill drill rig

Exploration Strategy

Alexco has forged an alliance with NovaGold Resources Inc., arguably the most successful explorer in North America today, to manage and execute its exploration programs using NovaGold’s team of premier exploration geologists, geophysicists and support staff. NovaGold is a strong supporter of Alexco’s business model, holding a 19% equity interest in the Company. Through the partnership with NovaGold, Alexco has been able to jump start its exploration work without the risks and delays associated with building a successful exploration team in today’s highly competitive mining job market.

Alexco’s current exploration properties are located in the Yukon Territory, a jurisdiction that supports and encourages mining projects and investments. The Yukon Territory’s recently modified regulatory system enhances industry–government relationships by including timelines and deliverables on behalf of both the Company and the government.

The Company’s principal exploration properties comprising Keno Hill, McQuesten and Brewery Creek are at an advanced exploration stage, with historical or potential resources based on existing drilling. Future work at these properties will focus on expanding and verifying the known resources, beginning with Keno Hill in 2007.

Alexco also maintains a small portfolio of earlier grassroots exploration properties in the Yukon Territory, including the Harlan and Sprogge properties. Alexco plans to further evaluate these projects and complete both comprehensive historical data compilations and initial exploration targeting to further assess the risk/reward playoff inherent in these projects. Alexco’s corporate strategy is to minimize risk on earlier-stage exploration projects by creating joint venture or other risk-sharing partnerships with successful junior and senior mining companies.

ALEXCO ANNUAL REPORT 2006	PAGE 7

KENO HILL

Keno Hill, historically one of the world’s highest-grade silver districts, is Alexco’s flagship property. Located in the Yukon Territory, 330 kilometers north of Whitehorse and close to the villages of Mayo and Keno City, Keno Hill lies within the traditional territory of the Nacho Nyak Dun First Nation. Comprising more than 35 individual mines, from 1913 to 1989 the district produced well over 200 million ounces of silver with significant by-product lead and zinc, making it the second-largest silver producer in Canada.

The district was consolidated by United Keno Hill Mines Limited and UKH Minerals Limited (collectively “Keno Hill”),companiesthatoperatedfrom1946to1989.Metals prices fell following the silver price manipulations of the mid 1980s and Keno Hill was forced into bankruptcy, closing the mines in 1989. Forced into government receivership and burdened by environmental liabilities, the property sat abandoned, though significant resources remained at grades far in excess of most of the world’s primary silver producers.

In June 2005, Alexco was selected as the preferred purchaser of the assets of Keno Hill by PricewaterhouseCoopers Inc., the court-appointed interim receiver and receiver-manager of Keno Hill. In February 2006, following lengthy negotiations with both the Federal and Territory Governments, the Supreme Court of the Yukon Territory approved Alexco’s purchase of Keno Hill’s assets through Alexco’s wholly-owned subsidiary, Elsa Reclamation & Development Company Ltd. (“ERDC”).

Interim closing of the Keno Hill transaction was completed on April 18, 2006, and an agreement governing management and future reclamation of the Keno Hill district was signed. Under the Keno Hill Subsidiary Agreement, ERDC is indemnified against all historical liability, has property access for exploration and future development and is not required to post security against pre-existing liabilities. ERDC will also be reimbursed for its future environmental reclamation activities—estimated at more than C$50 million—while itself contributing C$10 million to cleanup of the Keno Hill district. ERDC has also assumed responsibility for ongoing environmental care and maintenance of the site under contract to the Yukon Territory Government, and is actively conducting a baseline environmental assessment and site characterization program.

To finalize the Keno Hill acquisition, ERDC has applied for a water license that should be granted in late 2007 or early 2008. Upon receipt of the license, ERDC will have free and clear title to surface and subsurface claims, leases, free-hold land, buildings and equipment at Keno Hill.

In anticipation of receiving the water license, Alexco initiated a district-wide exploration program in 2006. The program focused initially on a comprehensive database compilation of all existing relevant historic data, followed by an extensive field program of geology, geochemistry, geophysics and drilling.

Impact Benefits Agreement with the Nacho Nyak Dun First Nation

Alexco and the NND are working together to develop the framework of an Impact Benefits Agreement that will shape the future working partnership. The agreement will outline the social and environmental responsibilities of Alexco as they relate to the NND, and will ensure participation of the NND in all aspects of care and maintenance, reclamation, exploration and redevelopment of the Keno Hill property.

The agreement will provide for jobs, business and contracting opportunities for NND members. Scholarships and direct employment-related training will ensure a pool of qualified employees among the NND First Nation. NND members will also sit on the Project Review Committee to allow Alexco and the NND to form a united group, ensuring environmental permitting, risk assessments, community consultation and development of the Keno Hill property proceeds in a manner mutually beneficial to both parties. Alexco has made significant progress recruiting employees from the nearby communities to assist with exploration, reclamation and care and maintenance tasks, hiring over 20 employees from the communities of Mayo, Keno City and Stewart Crossing in 2006.

Exploration Potential

Historically exploited high-grade silver veins in the district cover an area approximately 23 kilometers long and up to 10 kilometers wide. Mineralization is temporally related to mid-Cretaceous-aged tombstone intrusions that are associated with significant precious metals deposits across the Yukon Territory and Alaska, including deposits such as Fort Knox, Pogo and Brewery Creek. The Keno Hill veins, which vary in width from one meter to as much as 10 meters, are characterized by massive galena and sphalerite, abundant silver and lead sulfosalts and, in some instances, native silver.

Since November 2005, NovaGold geologists, who are providing exploration services to Alexco, have been scanning and digitizing thousands of historic mine-related documents to create a comprehensive database. Geologists are currently building a series of 3-D models from the data, reflecting the geology, mineralization, structure, grade and configuration of prior mining activity for each of the major deposits in the district.

ALEXCO ANNUAL REPORT 2006	PAGE 8/9

The scanning and digital capture of the historical data is roughly 75% complete and will be consolidated into a district-wide exploration model. The effort has already generated a number of initial targets in the Silver King, Bellekeno, Husky and Husky Southwest, Lucky Queen, Shamrock and Ruby mine areas.

The data consolidation has also shown that a number of previously unexploited veins and anomalies represent exceptional exploration targets. Systematic evaluation and drill testing of these targets began in 2006, and a district-wide airborne geophysical survey was completed in late August.

The Company’s 2006 drilling program was designed primarily to validate the resources and data from the historical mines and develop a better understanding of the local geology and ore controls. Keno Hill’s accessible terrain and climate allow for a longer drilling season than most northern exploration projects, and 2006 drilling will continue to the end of November. Results to date have been very positive, largely confirming the presence of resources as suggested in historical data, and identifying significant new opportunities on the property. Assay results from the 2006 program have been slow as the result of a backup of samples at commercial labs, but will be published as available with a comprehensive review.

On a geological basis, drilling in 2006 has shown a distinct difference between zinc-rich deposits in the Bellekeno area, characterized by moderate-grade silver and economic concentrations of zinc and lead, and bonanza silver grades with low base metal signatures in the Silver King and Husky areas.

2006 Achievements and 2007 Objectives

Alexco has made excellent progress at the Keno Hill project in 2006, constructing a trailer camp and upgrading existing buildings to accommodate both offices and core processing facilities. In addition to scanning and digitizing vast amounts of historical data, important new baseline data have also been captured, including updated aerial photographyandanextensiveairbornegeophysicalsurvey including aeromagnetics and electromagnetics. A regional district compilation map at 10:000 scale is currently being assembled with layered geological, geophysical and historical drill data, and should be complete late in the year. Drilling in 2006 focused on several targeted areas, including the Bellekeno, Lucky Queen, Ruby, Shamrock, Silver King and Husky areas. Between 11,000 and 12,000 meters will have been completed by the end of the season and should provide a reasonable assessment of the geologic variability and ore controls inherent in the district, as well as additional verification of the historical silver resource reported by United Keno Hill Mines. A National Instrument 43-101 compliant resource estimation based on the drilling results will be initiated late in 2006 to update the Keno Hill resources.

The 2007 Keno Hill program will concentrate on continued district exploration and resource definition. As currently envisioned, the program will further define and expand Inferred Resources at the Bellekeno, Silver King and Husky Southwest deposits using surface diamond drilling. Once the water license is received, Alexco anticipates further resource delineation and conversion of Inferred Resources to Measured and Indicated Resources through underground drilling. Alexco plans to have three or four rigs drilling at Keno Hill for at least eight months in 2007, drilling a minimum of 30,000 meters of both surface and deep drill holes.

PAGE 10/11	ALEXCO ANNUAL REPORT 2006

BREWERY CREEK MINE

In addition to Alexco’s flagship Keno Hill property, the Company maintains a strong portfolio of variable stage projects throughout the Yukon Territory, the most advanced of which is the Brewery Creek property. Located in northwestern Yukon, near Dawson City, the property was operated as an open-pit heap-leach mine by Viceroy Resource Corporation until 2002, when the mine was closed due to low gold prices. Alexco’s senior management team completed reclamation of the mine in 2005, twice winning the DIAND Robert E. Leckie Award for outstanding reclamation. Long-term monitoring of the site is ongoing.

Exploration & Development Potential

The Brewery Creek mine produced approximately 280,000 ounces of gold from 9.5 million tonnes of ore in a run-of-mine oxide heap-leach operation. The site, comprising seven small open pits, has been reclaimed and exploration on the property has been rejuvenated in an effort to identify the sulfide facies or feeder zones to the oxide gold deposits.

Reinterpretation of the district conducted by a subsidiary of NovaGold during the summer of 2004 recognized significant similarities to NovaGold’s world-class Donlin Creek deposit in Alaska. As at Donlin Creek, mineralization at Brewery Creek is related to a series of high-level porphyritic dikes and sills that intrude fine-grained sedimentary rocks, including carbonaceous shales, siltstones and sandstones. Mineralization seen as disseminated arsenopyrite and stibnite and alteration characterized by illite and clay is characteristic of both deposits.

At Brewery Creek, widespread mineralization occurs over 15 kilometers of strike length in a series of small, shallow, oxide gold deposits discovered and exploited by Viceroy. Exploration by Viceroy focused almost exclusively on identification of shallow oxidized deposits consistent with a heap-leach mining operation, and most of the exploration drilling was limited to depths of 50 meters or less. Viceroy did not test the potential for higher-grade sulfide resources deeper in the system.

In 2006, Alexco conducted an initial test of the Bohemian zone, a sulfide resource outlined by Viceroy during its tenure on the property. Drill assays from the program returned some excellent results, including 9.01 grams/ tonne (“g/t”) gold over 13.7 meters in drill hole BC06-126, and 8.5 g/t gold over 15.9 meters in drill hole BC06-127. These results confirm the presence of significant gold mineralization in a style and geologic setting analogous to Donlin Creek. Through September 2006, Alexco invested approximately C$700,000 at Brewery Creek for the 2006 work program.

NovaGold maintains a back-in and joint venture option on the property, which can be exercised after Alexco has spent a minimum of C$750,000. NovaGold’s option requires an additional C$1.75 million in expenditures and a C$500,000 cash payment to Alexco to earn a 70% interest in any future sulfide facies gold resource and a 30% interest in any future oxide facies gold resource.

PAGE 12/13	ALEXCO ANNUAL REPORT 2006

MCQUESTEN PROPERTY

Alexco and its subsidiaries also own a 70% interest in the McQuesten property (30% owned by Eagle Plains Resources Ltd.), located in the Yukon Territory just a few kilometers northwest of the Keno Hill Mining District. The McQuesten claims are in part contiguous with and partially surrounded by Alexco’s Keno Hill claims. The property benefits from excellent infrastructure, with access via the all-weather Yukon Silver Trail Highway near the town of Mayo.

In 2003, NovaGold completed a 3,000-meter diamond drill program on the McQuesten property, drilling 17 core holes targeting widespread gold-bearing skarn-style mineralization developed along a 1.4 -kilometer zone. Mineralized intervals were encountered in many of the drill holes and are broadly continuous along strike. Gold grades are related to widespread skarn development and the proximity to a series of thin felsic dikes encountered in the drilling and earlier trenching.

Mineralization is characterized by arsenopyrite, chalcopyrite, scheelite and trace visible gold. Highlights from 2003 drilling include MQ03-09, which intercepted 7.7 meters grading 5.81 g/t gold and 7.8 meters grading 3.68 g/t gold, and MQ03-17, which intercepted 9.0 meters grading 1.03 g/t gold and 10.8 meters grading 1.94 g/t gold.

Keno Hill’s proximity will enhance economics for further exploration of the McQuesten property. Work at McQuesten will be integrated with the Keno Hill program, including geology, airborne geophysics, drilling and geochemistry.

Harlan

Alexco and its subsidiaries own 100% of the 1,500-hectare Harlan property, located in the Mayo Mining District and accessible by helicopter from the North Canol Road and the village of Ross River. A 10-day field program undertaken to advance the property in August 2006 consisted of geologic mapping, soil sampling and ground magnetic surveying over a 2-square kilometer area. The property covers a broad area of strongly silicified and variably clay-altered sedimentary rocks intruded by sills and dikes of quartz-feldspar porphyries, similar to those seen at Brewery Creek.

Soil, talus fines and rock samples taken in 2006 show anomalous gold values throughout the area, with elevated gold contents associated with more intense silicification and clay alteration. Rock samples returned values to a maximum of 4.25 g/t gold and soil samples returned values to a maximum of 1.69 g/t gold.

A ground magnetic survey of the property shows that high-grade samples appear to be related to a structural break between the more highly magnetic intrusive sills and silicification and lower magnetic susceptibilities. Future plans for exploration include systematic detailed mapping and soil sampling to refine target areas in preparation for a first-pass drilling program.

Sprogge

Alexco’s Sprogge property is located 160 kilometers north of the town of Watson Lake along Yukon Highway 10. The property covers 5,630 hectares and is jointly held by Alexco’s subsidiary (73%) and Newmont Canada (27%).

Several target areas identified at Sprogge show highly anomalous gold, arsenic, antimony and bismuth in rock chips and soils. Mineralization is associated with intensely altered and locally quartz-veined sedimentary rocks within the core of a regional antiformal structure cut by a series of east and northeast cross-faults. In 2000, NovaGold completed an initial 775 meter (2,550 feet) four-hole diamond drill program on the project.

On the northwestern end of the property, the Sugar Bowl Zone, measuring 2,400 meters by 1,200 meters, contains soil values grading up to 10.3 g/t gold and averaging over 100 parts per billion gold. More than 50 of the rock chip samples taken along the 2.5 -kilometer ridge bisecting the soil anomaly contain multi-gram gold with grades as high as 34.8 g/t gold. Trenches have returned grades of 6.9 g/t gold over 12 meters and 9.6 g/t gold over 4 meters.

PAGE 14	ALEXCO ANNUAL REPORT 2006

SHARE STRUCTURE

Alexco’s shares are listed on the Toronto Stock Exchange under the symbol AXR. The Company has a relatively tight capital structure, with 28 million shares outstanding and 31 million fully diluted. NovaGold holds 19% of the Company’s equity, and between NovaGold, Asset Liability Management Group and officers and directors, approximately 36% of the stock is held by individuals and companies that strongly support Alexco’s business model.

As at October 31, 2006
Shares issued and outstanding	28.4 million
Options	2.3 million
Agents’ warrants	0.3 million
Total shares, fully diluted	31.0 million

Major Shareholders (as a percent of issued & outstanding)
NovaGold Resources Inc.	19%
Asset Liability Management Group	7%
Directors & Officers	10%

Market Capitalization	C$85 million
Trading prices in 2006	High $4.10 (April)
Low $1.45 (February)
Average $2.84 (from IPO to October)
Average volume 83,500 (from IPO to October)

Trading symbol: AXR

ALEXCO ANNUAL REPORT 2006	PAGE 15

Senior Management

Clynton R. Nauman
Position: President and Chief Executive Officer

Mr. Nauman brings over 35 years of diversified experience in the mineral industry, ranging from exploration and business development to operations and business management in the precious metals, base metals and coal sectors. Mr. Nauman is also currently the CEO of Asset Liability Management Group, and was General Manager of Kennecott Minerals from 1993–1998 and the President and CEO of Viceroy Resource Corporation from 1998–2002. Mr. Nauman holds a B.Sc. in geology.

Brad A. Thrall
Position: Chief Operating Officer

Mr. Thrall brings over 20 years of experience and accomplishments in operations management, environmental management, technical services and mine-closure planning and execution. Mr. Thrall is also currently the President of Asset Liability Management Group, and was Manager of Technical Services for Viceroy Resource Corporation from 1998–2002, as well as the General Manager of Viceroy’s Brewery Creek Mine. Mr. Thrall holds a B.Sc. in Metallurgical Engineering from South Dakota School of Mines and an M.BA. from the University of Colorado.

Elaine M. Sanders
Position: Chief Financial Officer, Corporate Secretary

Ms. Sanders brings over 14 years of experience in auditing, financing and accounting for public and private companies. She has been involved with numerous financings and acquisitions, and has listed companies on both the TSX and AMEX stock exchanges. Ms. Sanders is also currently Vice President, Finance of NovaGold Resources Inc. and was Controller and Chief Accounting Officer for an international high technology company in the telecommunications sector. Ms. Sanders is a chartered accountant and a chartered public accountant, and holds a Bachelor of Commerce degree from the University of Alberta.

Joseph R. Piekenbrock
Position: Acting Vice President, Exploration

Mr. Piekenbrock is currently Vice President, Exploration for NovaGold Resources Inc. and is contracted to Alexco through NovaGold. Mr. Piekenbrock leads the exploration team at NovaGold’s world-class copper-gold-silver Galore Creek property, and was a key member of the Donlin Creek exploration team. With over 25 years in the minerals exploration and development sector, Mr. Piekenbrock has managed exploration from grassroots discovery through advanced acquisitions, and brings a wealth of northern experience. Mr. Piekenbrock holds a B.A. in geology from the University of Colorado and an M.Sc. in geology from the University of Arizona.

Rob McIntyre
Position: Vice President, Business Development / President, Access Consulting Group

Mr. McIntyre brings 27 years of progressively senior project experience in northern land and resource development to Alexco. He is a Registered Engineering Technologist (geology) and Certified Canadian Environmental Practitioner, and has environmental issues management expertise in a variety of industrial project applications. Mr. McIntyre’s experience includes in-depth involvement in the development of the current northern regulatory regime, and acting as the mining industry representative during the creation of the Yukon Waters Act, Surface Rights Board Act, Development Assessment Process and Mining Land Use Regulations.

Dan Cornett
Position: Vice President, Technical Services

Mr. Cornett brings 24 years of experience working with the Yukon environmental assessment and regulatory regime. He has extensive experience with environmental and contaminated site assessments and government legislative processes. Mr. Cornett is a Professional Biologist and Certified Canadian Environmental Practitioner. He has worked extensively with federal government departments, including the Department of Indian Affairs and Northern Development, Water Resources, Environment Canada and Fisheries and Oceans Canada. Mr. Cornett’s experience with government legislative process is invaluable when assessing or permitting projects in Canada.

PAGE 16/17	ALEXCO ANNUAL REPORT 2006

Alexco and associates at the AXR listing ceremony

Board of Directors

Clynton R. Nauman
Position: President and Chief Executive Officer, Director

Rick Van Nieuwenhuyse
Position: Director
Mr. Van Nieuwenhuyse is President and CEO of NovaGold Resources Inc., with over 25 years of world-wide experience in the natural resource sector. Prior to establishing NovaGold, Mr. Van Nieuwenhuyse was Vice President of Exploration for Placer Dome Inc. and brings years of working experience and knowledge of Alaska and Western Canada to the Company, managing projects from grassroots discovery through to advanced feasibility studies and production. Mr. Van Nieuwenhuyse holds a Candidature degree in Science from the Universite de Louvain, Belgium, and an M.Sc. in geology from the University of Arizona.

Michael Winn
Position: Director
Mr. Winn is President of Terrasearch Inc., a consulting company that provides analysis of mining and energy companies. Mr. Winn has worked in the oil and gas industry since 1983 and the mining industry since 1992, and is also a director of several TSX-listed companies involved in mineral exploration in Canada, Latin America, Europe and Africa. Mr. Winn has completed graduate course work in accounting and finance and holds a B.Sc. in geology from the University of Southern California.

David H. Searle
Position: Director
Mr. Searle, a lawyer and recently retired partner at Fasken Martineau DuMoulin LLP, brings 44 years of experience in western and northern Canada to his practice. He has extensive experience in environmental assessment and permitting of major projects, and also works in the area of mine closure and reclamation. Mr. Searle regularly appears in all three Canadian territories before the Boards that conduct environmental assessments and issue water licenses and land use permits, and has extensive experience dealing with contaminated sites in British Columbia.

Corporate Headquarters

Suite 1920 – 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-633-4888
Fax: 604-633-4887
Email: info@alexcoresource.com
Website: www.alexcoresource.com

Share Listing Information

Toronto Stock Exchange
Trading Symbol: AXR